

Mail Stop 3720                                                          November 1, 2005

**Via U.S. Mail and Fax (212- 583 0001)**

Thomas Finn
Chief Financial Officer
Advance Nanotech, Inc
30 Rockefeller Plaza
New York, NY 10112

> **Re:     Advance Nanotech, Inc**
> **Form 10-KSB for the year ended December 31, 2004**
> **Filed May 6, 2004**
>
> **Forms 10-QSB for fiscal quarter ended March 31 and June 30, 2005**
>
> **File No. 0-10065**

Dear Mr. Finn:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,
                                        /s/ Carlos Pacho
                                        for Larry Spirgel
                                        Assistant Director